SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.

DUNDEE BANCORP INC.
(Translation of Registrant's Name into English)

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

Date September 5, 2002

By: [signature]

Name: Lori E. Beak
Title: Assistant Secretary

DUNDEE BANCORP INC.
ANNOUNCES SECOND QUARTER 2002 FINANCIAL RESULTS

August 15, 2002, Toronto Ontario – **Dundee Bancorp Inc. (DBC.A – TSX)** announces its results for the second quarter of 2002. The Company reported year to date earnings of $5.5 million or $0.21 per share on revenues of $138.0 million compared with a net loss in the same period of 2001 of $4.2 million or $0.16 per share on revenues of $129.3 million. Net earnings for the second quarter of 2002 were $4.2 million or $0.16 per share compared with a loss of $3.1 million or $0.12 per share for the second quarter of 2001.

In the second quarter, our investments in the real estate and resource sectors continued to show significant improvements in their operations. Dundee Wealth, the Company's 84%-owned financial service subsidiary also outperformed its previous year operating results. Both of these items have resulted in immediate improvements to the Company's net income, and we believe that these items are reflective of a positive longer-term outlook for our Company. Of significance to our shareholders are some material transactions that have occurred during the second quarter as highlighted below:

- The Company's 84%-owned subsidiary, Dundee Wealth, reported $184 million in net mutual fund sales for the first six months of 2002. Net sales of mutual funds during the three months ended June 30, 2002 were $132 million, an improvement of more than 150% over net sales in the first quarter of this year. While global market conditions at the end of the second quarter caused some deterioration in the market value of assets, Dundee Wealth was successful in increasing assets under management from $6.5 billion at December 31, 2001 to over $6.7 billion at June 30, 2002.

- Early in August 2002, Dundee Wealth completed the acquisition of Canadian First Financial Group Inc. adding approximately $2 billion in assets under administration and a complete GIC operation. The process of integrating the mutual fund dealer operations of Canadian First, Ross Dixon Financial Services Limited and Hewmac Investment Services Inc., into Dundee Wealth's subsidiary, Dundee Private Investors Inc., has already been initiated.

- In July 2002, the Company announced that it has arranged to acquire 100% of StrategicNova Inc., a mutual fund management company, and that it plans to merge the operations of StrategicNova with those of Dynamic Mutual Funds Ltd. This transaction will increase our mutual fund assets under management by approximately $2.4 billion and will give us significant cost synergies, increased annual cash flow, lower costs for unitholders and increased product depth. The transaction is expected to be completed by September 30, 2002.

- With the completion of the Canadian First Financial Group and StrategicNova acquisitions, the Company expects to add over 200 investment professionals to its organization and to increase assets under management and administration to almost $18 billion.

- Dundee Realty Corporation continues to report improved financial results with second quarter 2002 earnings of $6.4 million compared with $6.3 million in the same period of last year. As the Company accounts for its investment in Dundee Realty on an equity basis, we recognize our proportionate share of this growth.

- In the current year, Repadre Capital Corporation completed the acquisition of Abosso-Gold Fields Limited, increasing their effective gold production by 50% to approximately 170,000 ounces per annum. Since the acquisition, Repadre has been successful in raising an additional $28.3 million in equity. These transactions have contributed towards improved operating results for 2002. Repadre's earnings for the first six months of 2002 more than doubled to $6.0 million from $2.8 million in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

In 2002, the Company implemented the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are no longer amortized. The effects of the change in policy to the financial results of the Company are detailed extensively in note 2 to the financial statements of the Company for the six months ended June 30, 2002.

(in thousands of dollars)

SEGMENTED EARNINGS (LOSS)	*Wealth Management*		*Corporate and Merchant Banking*		*International Activities*		*TOTAL*	
For the six months ended June 30,	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
REVENUES								
Management and administration fees	$ 58,267	$ 55,686	$ -	$ -	$ 1,460	$ 1,101	$ 59,727	$ 56,787
Redemption fees	4,275	4,765	438	1,003	-	-	4,713	5,768
Financial services	66,188	61,216	-	52	225	193	66,413	61,461
Intersegment distribution fee revenue	-	-	2,569	3,096	-	-	2,569	3,096
Investment income	46	493	3,958	6,245	(122)	(481)	3,882	6,257
	128,776	122,160	6,965	10,396	1,563	813	137,304	133,369
EXPENSES								
Selling, general and administrative	54,899	51,588	3,092	3,904	2,113	1,568	60,104	57,060
Variable compensation	37,642	32,349	-	-	-	-	37,642	32,349
Trailer fees	10,087	10,037	-	-	-	-	10,087	10,037
Intersegment distribution fee expense	2,569	3,096	-	-	-	-	2,569	3,096
Amortization of deferred sales commissions	15,881	16,171	-	3,417	-	-	15,881	19,588
Amortization of goodwill	-	2,239	-	388	-	240	-	2,867
Depreciation and amortization	2,992	2,391	385	383	51	35	3,428	2,809
Interest expense	980	1,239	5,658	5,719	26	625	6,664	7,583
	125,050	119,110	9,135	13,811	2,190	2,468	136,375	135,389
OPERATING EARNINGS (LOSS)	3,726	3,050	(2,170)	(3,415)	(627)	(1,655)	929	(2,020)
Other items:								
Equity earnings	-	-	8,905	1,561	-	-	8,905	1,561
Non controlling interest	(60)	197	-	-	-	-	(60)	197
EARNINGS (LOSS) BEFORE TAXES	$ 3,666	$ 3,247	$ 6,735	$ (1,854)	$ (627)	$ (1,655)	9,774	(262)
Oil and gas properties							650	-
Discontinuance of operations in India							-	(1,409)
Income taxes							(4,951)	(2,577)
							$ 5,473	**$ (4,248)**

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues for the three and six months ended June 30, 2002 were $30.1 million and $58.3 million, respectively, compared to $27.7 million and $55.7 million in the same periods of the prior year. Management fees in 2002 include performance fees of $1.5 million, primarily from our closed end and tax-sheltered product lines.

Net sales of corporate products during the three months ended June 30, 2002 were $132 million, an improvement of more than 150% over net sales in the first quarter of this year. Year-to-date net sales of $184 million, augmented by market appreciation of $70 million to June 30 of this year, resulted in a 4% increase in assets under management from $6.5 billion on December 31, 2001 to $6.7 billion on June 30, 2002.

Average assets under management have increased 4% from $6.4 billion for the six months ended June 30, 2001 to $6.7 billion for the six months ended June 30, 2002. Net sales activity during the first six months of 2002 has been primarily in asset categories paying lower than average management fees, reducing the average fee earned from 1.72% at the end of June 2001 to 1.68% at the end of June 2002.

Redemptions of units sold on a deferred sales charge basis during the first six months of 2002 were $390 million or 68% of all redemptions of corporate products. Dundee Wealth received $4.3 million of redemption fee revenues from these redemptions. Although redemption levels have increased by $28.0 million in the first six months of 2002 compared to the same period of 2001, overall redemption fee revenue dropped as a result of a decrease in the average redemption fee rate. This reduction is attributable to the short redemption fee schedule implemented in 1999. While approximately 45% of fund sales were transacted on a deferred sales charge basis, both in the first six months of 2002 and 2001, 30% were sold with a short redemption fee option during the current year compared to 16% in the prior year.

Financial service revenue was $66.2 million in the first six months of 2002 compared to $61.2 million in the same period of the previous year. Growth in retail commission and trailer revenues has exceeded comparable industry statistics which show a shortfall in the first six months of 2002. The strongest growth in financial service revenues has been from corporate finance activities which increased over 140% in the first six months of 2002 compared to 2001 levels. Corporate finance activity was especially strong in the second quarter of this year, largely due to the prominence of the resource sector, of which our brokerage subsidiary, Dundee Securities Corporation, has been a significant participant.

Cost cutting initiatives have resulted in a 5% reduction in selling, general and administrative expenses of the investment management division.

In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an amendment to the annual limit on the funds' management expense ratio, offset by a reduction in the annual performance limit that the Company may earn from these funds. Effective July 1, 2002, this new structure will permit certain mutual funds to absorb additional costs associated with their operations, thereby reducing the costs absorbed by the Company. In the first six months of 2002, total amounts absorbed by the Company were $3.2 million. This compares with $2.5 million in similar costs for the first six months of 2001.

Also included in the current period is a provision of $2.3 million against certain client accounts, $1.2 million of which was recognized in the second quarter. There were no material comparative reserves made in the first six months of the prior year.

Variable compensation costs have increased from approximately $32.3 million in the first six months of 2001 to $37.6 million in the first six months of 2002. Approximately $3.5 million of this differential is attributable to and consistent with higher financial service revenues.

Trailer fees paid by the Company during the first and second quarters of the current year is consistent at approximately $5.0 million per quarter. Trailer fees represent a claim of about 22% of total management fees earned by the Company, and continue to represent approximately 0.3% of average assets managed.

The carrying value of deferred sales commissions at June 30, 2002 was $54.3 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on June 30, 2002, approximates $114 million (2001 – $130 million). Dundee Wealth would be entitled to approximately $106 million (2001 – $108 million) or 93% (2001 – 83%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions decreased marginally from $16.2 million in the first six months of 2001 to $15.9 million in the same period of 2002.

RESULTS OF THE CORPORATE AND MERCHANT BANKING DIVISION

During the first six months of 2002, the Company saw an improvement in the estimated market value of its merchant banking portfolio from approximately $423 million at the end of December 2001 to $460 million on June 30, 2002. Estimated values are exclusive of Dundee Bancorp's consolidated investments in Dundee Wealth and Eurogas.

General market conditions in June of this year caused market values in some of our investments to fall below levels reported at the end of the previous quarter, offsetting the strong market value returns generated by our investments in Dundee Realty Corporation and Repadre Capital Corporation. Market appreciation since December 31, 2001 is $34 million.

At June 30, 2002, 69% of the market value of the investment portfolio was invested in public company securities, 16% in private companies and 15% in mutual funds and other liquid assets.



Investments as at June 30, 2002
by sector and category
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
PUBLIC
PRIVATE
FUND
BOND
Other
Resources
Mutual Funds
Real Estate
Financial Services

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

The following table summarizes the carrying value of the Company's investment portfolio as at June 30, 2002.

(in thousands of dollars)

June 30, 2002		*Book Value*		*Market Value*
Equity accounted investees				
Black Hawk Mining Inc.	$	3,792	$	3,407
Breakwater Resources Ltd.		30,533		8,562
Dundee Realty Corporation		140,974		107,439
Repadre Capital Corporation		20,178		50,847
Zemex Corporation		35,717		29,995
Other		8,205		7,893
Marketable securities		76,167		67,727
Other portfolio investments		136,971		184,509
	$	452,537	$	460,379

Investment income for the six months ended June 30, 2002 was $3.8 million compared with $5.3 million in the same period of the prior year. While dividend income has increased from approximately $1.0 million in the first six months of 2001 to $1.3 million for the same period of 2002, income from interest and foreign exchange decreased substantially from $1.8 million in 2001 to $1.2 million in 2002. This decrease relates primarily to the repayment of an $8 million debt instrument from Eurogas Corporation which was repaid in the latter part of the first quarter of 2001.

(in thousands of dollars)

		2002				*2001*		
		2nd Quarter		*YTD*		*2nd Quarter*		*YTD*
Interest, dividends and foreign exchange	$	1,220	$	2,450	$	602	$	2,826
Realized investment gains		1,392		2,331		3,516		6,187
Realized investment losses		(49)		(1,000)		(1,618)		(1,956)
Investment provision		-		-		(1,787)		(1,787)
		2,563		3,781		713		5,270
Share of earnings of equity accounted investees		3,884		5,842		1,018		1,649
Gains (losses) from dilutions of interest in equity accounted investees		2,150		3,063		(51)		(88)
	$	8,597	$	12,686	$	1,680	$	6,831

Realized gains during the first six months of 2002 were $2.3 million compared with $6.2 million in 2001. Realized gains in both the first and second quarter relate primarily to the dispositions of investments in publicly traded companies in the resource sector. The Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

Earnings from equity accounted investees increased to $8.9 million in the first six months of 2002 compared with $1.6 million in the same period of 2001. As previously discussed, equity earnings have benefited from improved operating results in both Dundee Realty Corporation and Repadre Capital Corporation. Included in earnings during the second quarter of 2002 are net dilution gains of $2.2 million.

General operating costs relating to the merchant banking portfolio and other corporate costs have decreased from $3.9 million in the first six months of 2001 to $3.1 million in the same period of 2002.

RESULTS OF INTERNATIONAL ACTIVITIES

Management and administration fee revenue from the Company's international subsidiaries totalled $1.5 million in the first six months of the current year compared to $1.1 million in the same period of last year. Management and administration fee revenue for the second quarter of 2002 was $0.8 million compared to $0.5 million in the same period of 2001.

Selling, general and administrative costs associated with the Company's international activities have increased from $1.6 million in 2001 to $2.1 million in 2002. The increase relates primarily to office expansion costs and to increased salary costs expected from improved revenue levels.

Costs associated with the Company's operations in India for the first six months of 2001 have been segregated due to the Company's decision in the fourth quarter of 2001 to exit this business line.

OIL AND GAS SALES, NET OF ROYALTIES

In the first six months of 2002, Eurogas earned $3.3 million in revenues from oil and gas sales, net of royalties. The associated operating costs were $0.9 million. Operating costs represent approximately 25% of revenues. The Company acquired control of Eurogas in the fourth quarter of 2001 and therefore there are no comparative revenues or expenses.

INTEREST EXPENSE

Interest expense for the six months ended June 30, 2002 was $6.4 million compared to $7.3 million for the same period of 2001. Almost 80% of the Company's total interest expense, or $5.0 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

Residual interest expense on other corporate debt dropped from approximately $2.3 million in the first six months of 2001 to approximately $0.7 million per quarter or $1.4 million in the first six months of this year. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on Corporate Bankers' Acceptances from 5.73% in the first six months of 2001 to 3.31% in the current year, exclusive of stand-by fees. Average interest rates for the second quarter of 2002 are 3.44% (2001 – 5.41%). Borrowings on US overdrafts decreased from about 5.5% in the first six months of 2001 to about 2.5% in the current year. The benefit of reduced lending rates has been partially offset by increased borrowing levels under revolving term credit facilities, both at the Dundee Bancorp and Dundee Wealth levels.

DEPRECIATION, DEPLETION AND AMORTIZATION

The Company acquired control of Eurogas in the fourth quarter of last year and therefore there is no comparative depletion of oil and gas properties during the first six months of 2001.

(in thousands of dollars)

	2002		2001	
	2nd Quarter	*YTD*	*2nd Quarter*	*YTD*
Capital assets	$ 1,794	$ 3,349	$ 1,432	$ 2,730
Bond issue costs	40	79	40	79
Oil and gas properties	595	877	-	-
	$ 2,429	$ 4,305	$ 1,472	$ 2,809

Depreciation of capital assets increased by approximately $0.6 million, mostly in Dundee Wealth's brokerage subsidiary, Dundee Securities Corporation. The increase reflects the investment made by Dundee Securities during 2001 to expand its infrastructure.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares outstanding during the period of 25,525,992 (2001 – 26,297,628). Outstanding options were not significantly dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at June 30, 2002 were $84.5 million compared with $86.9 million at March 31, 2002 and $118.0 million at the end of 2001. The largest balances affecting the change in cash were client account balances in Dundee Wealth's brokerage subsidiary. These balances represent funds belonging to or owing from clients, or amounts that are pending settlement, and therefore, changes in these balances may vary on a day to day basis, but do not necessarily indicate a significant change in the Company's financial position. Approximately 15% of the market value of the Company's portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At June 30, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $25 million.

During the second quarter of 2002, the Company paid $6.6 million to fund sales commissions, bringing total commissions paid on a year to date basis to $13.2 million. In the previous year, total commissions paid in the second quarter were $3.5 million, or $8.8 million for the six month period ended June 30, 2001. Cash flows from operations in Dynamic are sufficient to fund these commissions.

In the first quarter of 2002, the Company expended over $12 million to acquire 825,009 Subordinate Shares pursuant to its normal course issuer bid at an average price of $14.78 per share. There were no significant purchases made subsequent to the first quarter of this year.

Management believes that cash flows generated from management and advisory activities, together with the Company's borrowing facilities, will be sufficient to meet on-going working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

At June 30, 2002, there were 24,295,579 Subordinate Shares and 1,049,305 Class B common shares outstanding. During 2002, the Company issued 396,271 Subordinate Shares and added $1.4 million to its stated capital pursuant to the terms of its Share Incentive Plan.

In March 2002, the Company announced that it had obtained approval to purchase another 1.2 million Subordinate Shares pursuant to a normal course issuer bid expiring on March 31, 2003. Over 825,000 of these shares were acquired during the first quarter of 2002 at an aggregate cost of $12 million.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Bancorp Inc.
(416) 365-5665

Joanne Ferstman
Vice President and Chief Financial Officer
Dundee Bancorp Inc.
(416) 365-5010

DUNDEE BANCORP INC.
CONSOLIDATED BALANCE SHEETS

As at June 30, 2002 and December 31, 2001
(expressed in thousands of Canadian dollars) (unaudited)

		June 30, 2002		December 31, 2001
ASSETS				
Cash and short term investments	$	84,548	$	117,995
Brokerage securities inventory		15,171		10,613
Accounts receivable		29,996		39,281
Current taxes receivable		1,420		-
Client accounts receivable		261,580		229,172
Investment portfolio		452,537		441,324
Future income tax assets		25,920		23,739
Deferred sales commissions		54,262		56,910
Capital and other assets		153,250		154,837
TOTAL ASSETS	**$**	**1,078,684**	**$**	**1,073,871**
LIABILITIES				
Accounts payable and accrued liabilities	$	48,205	$	46,289
Brokerage securities sold short		6,367		2,094
Client deposits and related liabilities		269,170		269,615
Current taxes payable		-		2,344
Corporate debt		214,936		203,799
Future income tax liabilities		65,856		66,154
Non controlling interest		38,971		37,721
		643,505		628,016
SHAREHOLDERS' EQUITY				
Share capital				
Common shares		332,468		340,109
Retained earnings		102,711		105,746
		435,179		445,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**1,078,684**	**$**	**1,073,871**

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the six months ended June 30, 2002 and 2001

(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three Months		Six Months	
	2002	2001	2002	2001
REVENUE				
Management and administration fees	$ 30,839	$ 28,168	$ 59,727	$ 56,787
Redemption fees	2,394	2,832	4,713	5,768
Financial services	36,200	28,627	66,413	61,461
	69,433	59,627	130,853	124,016
Investment income	2,563	713	3,781	5,270
Oil and gas sales, net of royalties	1,966	-	3,349	-
	73,962	60,340	137,983	129,286
EXPENSES				
Selling, general and administrative	32,388	30,279	60,911	57,716
Variable compensation	20,367	13,469	37,642	32,349
Trailer fees	5,040	4,835	10,087	10,037
Operating costs, oil and gas properties	453	-	883	-
	58,248	48,583	109,523	100,102
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	15,714	11,757	28,460	29,184
Amortization of deferred sales commissions	(7,718)	(9,419)	(15,881)	(19,588)
Amortization of goodwill (note 2)	-	(1,419)	-	(2,867)
Depreciation, depletion and amortization	(2,429)	(1,472)	(4,305)	(2,809)
Interest expense	(3,266)	(3,931)	(6,433)	(7,349)
OPERATING EARNINGS (LOSS)	2,301	(4,484)	1,841	(3,429)
Share of earnings of equity accounted investees	6,034	967	8,905	1,561
Income taxes				
Current	(2,329)	(4,265)	(6,640)	(7,839)
Future	(1,614)	4,354	1,689	5,262
Non controlling interest	(238)	282	(322)	197
NET EARNINGS (LOSS) FOR THE PERIOD	**$ 4,154**	**$ (3,146)**	**$ 5,473**	**$ (4,248)**
RETAINED EARNINGS AT BEGINNING OF PERIOD	$ 103,267	$ 162,958	$ 105,746	$ 163,462
Net earnings (loss)	4,154	(3,146)	5,473	(4,248)
Goodwill impairment loss (note 2)	(3,948)	-	(3,948)	-
Change in opening retained earnings to account for changes in accounting policies of equity accounted investees, net of tax (note 2)	(762)	-	(2,124)	701
Premiums related to cancellation of share capital	-	(10)	(2,436)	(19)
Cancellation of share options	-	(60)	-	(154)
RETAINED EARNINGS AT END OF PERIOD	$ 102,711	$ 159,742	$ 102,711	$ 159,742
EARNINGS (LOSS) PER SHARE				
Basic earnings (loss) per share	$ 0.16	$ (0.12)	$ 0.21	$ (0.16)
Diluted earnings (loss) per share	$ 0.16	$ (0.12)	$ 0.21	$ (0.16)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2002 and 2001

(expressed in thousands of Canadian dollars) (unaudited)

	Three months 2002	Three months 2001	Six months 2002	Six months 2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (loss)	$ 4,154	$ (3,146)	$ 5,473	$ (4,248)
Non cash items:				
Depreciation, depletion and amortization	10,147	12,310	20,186	25,264
Net investment gains	(1,328)	(110)	(1,324)	(2,443)
Share of unremitted equity earnings	(6,034)	(967)	(8,905)	(1,561)
Future income tax provision	1,614	(4,354)	(1,689)	(5,262)
Non controlling interest	238	(282)	322	(197)
Other non cash components of income	813	772	1,162	1,657
	9,604	4,223	15,225	13,210
Changes in:				
Accounts receivable	6,728	2,951	9,285	10,194
Accounts payable and accrued liabilities	7,170	(1,056)	1,916	(15,724)
Current taxes payable	(195)	2,964	(3,764)	(5,938)
Brokerage securities inventory, net	(1,834)	(4,986)	(285)	(421)
Client accounts receivable, net of deposits and related liabilities	(17,604)	4,679	(32,853)	20,379
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES	3,869	8,775	(10,476)	21,700
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds on sales of portfolio investments	5,064	9,980	6,053	16,838
Acquisition of investments	(6,995)	(17,376)	(10,068)	(18,384)
Sales commissions paid on distribution of mutual funds	(6,602)	(3,580)	(13,233)	(8,834)
Other	(4,273)	(4,414)	(7,102)	(6,029)
CASH USED IN INVESTING ACTIVITIES	(12,806)	(15,390)	(24,350)	(16,409)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in corporate debt	5,811	(14,184)	11,113	(12,870)
Issuance of Class A subordinate shares, net of costs	229	613	1,408	817
Issuance of shares in subsidiaries to non controlling interest	527	341	1,048	602
Acquisition of Class A subordinate shares	-	(200)	(12,190)	(225)
Cancellation of options granted	-	65	-	(97)
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	6,567	(13,365)	1,379	(11,773)
NET DECREASE IN CASH DURING THE PERIOD	(2,370)	(19,980)	(33,447)	(6,482)
Cash, beginning of period	86,918	119,954	117,995	106,456
CASH, END OF PERIOD	**$ 84,548**	**$ 99,974**	**$ 84,548**	**$ 99,974**
Cash flows from operating activities include the following:				
Interest paid	$ 3,266	$ 3,931	$ 6,433	$ 7,349
Taxes paid	$ 2,907	$ 1,726	$ 11,327	$ 14,601

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2002 and 2001
(unaudited)
(tabular amounts expressed in thousands of dollars except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $86,400,000 of goodwill and other intangible assets. These assets were not amortized in the first six months of 2002. Previously, these assets were amortized on a straight line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. Management has assessed its goodwill carrying value as at December 31, 2001 by applying fair-value-based tests and determined that it was appropriate to reduce the carrying value of goodwill related to certain of its international activities by $3,948,000. In accordance with provisions of the new section, the Company has reduced its opening retained earnings as at January 1, 2002 by this amount.

The effects of the above change in accounting policy to the interim consolidated financial statements, had the requirements of Section 3062 been applied retroactively to 2001, would have been as follows:

	2002		2001	
	2nd Quarter	*YTD*	*2nd Quarter*	*YTD*
Reported earnings (loss)	$ 4,154	$ 5,473	$ (3,146)	$ (4,248)
Add back amortization of goodwill and other intangible assets, net of tax	-	-	1,353	2,745
Net earnings (loss) adjusted for amortization of goodwill and other intangible assets	$ 4,154	$ 5,473	$ (1,793)	$ (1,503)
Basic and diluted earnings (loss) per share as reported	$ 0.16	$ 0.21	$ (0.12)	$ (0.16)
Basic and diluted earnings (loss) per share adjusted for amortization of goodwill and other intangible assets	$ 0.16	$ 0.21	$ (0.07)	$ (0.06)

Two of the Company's equity accounted investees completed impairment testing of goodwill and other intangible assets as required under Section 3062, during the first six months of 2002. As a result, these equity accounted investees recorded a reduction to their January 1, 2002 opening retained earnings of approximately $7,500,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

Other Accounting Changes of Equity Accounted Investees

An equity accounted investee of the Company has adopted the new CICA recommendation for the elimination of the deferral and amortization of unrealized gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the current reporting period. This same investee has amended its policy for revenue recognition on sales of inventory. Under the new method, revenue is recognized upon delivery of inventory to third party customers. Previously, revenue was recognized at the time of production. As a result, this equity accounted investee recorded a reduction to its January 1, 2002 opening retained earnings of approximately $700,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

The cumulative effects of the above changes to opening retained earnings is summarized in the table below.

Change in accounting policies, equity accounted investees	$	(2,124)
Goodwill impairment adjustment	$	(3,948)

Share-based Compensation

The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of share-based compensation arrangements in the Company, its subsidiaries and equity accounted affiliated companies.

Dundee Bancorp, and its 84%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 9 to the Company's consolidated financial statements for the year ended December 31, 2001. Details of the Dundee Wealth Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001, a copy of which was included in the Company's annual report for the year ended December 31, 2001.

Share Purchase Plans

During the first six months of 2002, participants contributed $65,000 to Dundee Bancorp's Share Purchase Plan and received 4,210 Subordinate Shares issued from treasury. The Company recognized compensation expense of $65,000 in respect of the Share Purchase Plan, all of which was used to purchase Subordinate Shares in the open market.

In the same period of 2002, participants contributed $992,000 to the Dundee Wealth Share Purchase Plans and received 239,181 common shares of Dundee Wealth from treasury. Included in consolidated operating results is compensation expense of $798,000 in respect of the Dundee Wealth Share Purchase Plans of which $464,000 was used to purchase common shares of Dundee Wealth in the open market and $334,000 was used to issue common shares of Dundee Wealth from treasury.

Share Option Plans

The Company has amended the terms of the Share Option Plan component of the Share Incentive Plan. Awarding of share options under the terms and conditions of the amended plan will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under the new section, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information, including pro forma earnings and earnings per share information as if the entity had accounted for employee share options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the Company's operating results.

There were no options granted in the three months ended March 31, 2002. During the three months ended June 30, 2002, the Company granted 35,000 options at an exercise price of $15.40. The options become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant. The options expire 10 years from the date of grant.

The Company's subsidiary, Dundee Wealth did not grant any options in the three months ended March 31, 2002. During the three months ended June 30, 2002, Dundee Wealth granted 340,500 options at an exercise price of $5.50. These options become exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

Certain of the Company's equity accounted investees have implemented similar share option arrangements for their employees.

The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Because of the backwards look and subjective nature of the various assumptions required to make this valuation, the Company believes that this methodology may produce results that are misleading, and may in fact be erroneous. Nevertheless, the calculated value in accordance with CICA requirements is as follows:

	Equity Accounted Investees	Dundee Wealth	Dundee Bancorp	Total
Risk Free Rate of Return		5.46%	5.46%	
Dividend Yield		0.00%	0.00%	
Volatility Factor		39.43%	41.93%	
Weighted Average Expected Option Life (years)		6	6	
Earnings, as reported				$ 4,154
Calculated Valuation of Options	$ (94)	$ (1,227)	$ (366)	(1,687)
Non Controlling Interest				193
Pro Forma Earnings				$ 2,660
Pro Forma Basic and Diluted Earnings per Share				$ 0.10

Share Bonus Plans and Deferred Share Bonus Plans

The Company's subsidiary, Dundee Wealth, issued 79,462 common shares from treasury in settlement of directors' fees and other compensation costs otherwise payable. Included in consolidated operating results is compensation expense of $375,000 in respect of these shares. In addition, during the six months ended June 30, 2002, Dundee Wealth approved the issuance of 308,837 of its common shares to certain employees, conditional on such participants remaining employees of the Company until specified dates, and in certain circumstances, meeting specified sales performance targets. Although these shares will only be issued when these conditions are met, the new requirements of Section 3870 require the recognition of the associated compensation expense when:

- In the case of shares to be issued conditional on the employee remaining with the organization until specified dates, compensation expense will be recognized evenly over the period between the date of the grant and the specified date; and
- In the case of shares to be issued conditional on employees achieving certain sales targets, then pro-rated based on sales levels reached during the reporting period relative to the target sales level.

Compensation expense is measured using the fair market value of the common shares of Dundee Wealth on the date of granting of the award. The average fair market value of common shares on the date of granting of the awards was $5.50. Accordingly, included in consolidated operating results is $150,000 of compensation costs in respect of these awards.

3. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Corporate and Merchant Banking

The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

SEGMENTED EARNINGS (LOSS)	*Wealth Management*		*Corporate and Merchant Banking*		*International Activities*		*TOTAL*	
For the six months ended June 30,	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
Revenues	$ 128,776	$ 122,160	$ 6,965	$ 10,396	$ 1,563	$ 813	$ 137,304	$ 133,369
Expenses	125,050	116,871	9,135	13,423	2,190	2,228	136,375	132,522
Amortization of goodwill	-	2,239	-	388	-	240	-	2,867
OPERATING EARNINGS (LOSS)	3,726	3,050	(2,170)	(3,415)	(627)	(1,655)	929	(2,020)
Other items:								
Equity earnings	-	-	8,905	1,561	-	-	8,905	1,561
Non controlling interest	(60)	197	-	-	-	-	(60)	197
EARNINGS (LOSS) BEFORE TAXES	$ 3,666	$ 3,247	$ 6,735	$ (1,854)	$ (627)	$ (1,655)	9,774	(262)
Oil and gas properties							650	-
Discontinuance of operations in India							-	(1,409)
Income taxes							(4,951)	(2,577)
							$ 5,473	**$ (4,248)**

SEGMENTED EARNINGS (LOSS)	*Wealth Management*		*Corporate and Merchant Banking*		*International Activities*		*TOTAL*	
For the three months ended June 30,	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
Revenues	$ 68,373	$ 58,530	$ 4,187	$ 3,997	$ 745	$ (196)	$ 73,305	$ 62,331
Expenses	65,700	57,726	4,639	6,034	1,166	1,167	71,505	64,927
Amortization of goodwill	-	1,105	-	194	-	120	-	1,419
OPERATING EARNINGS (LOSS)	2,673	(301)	(452)	(2,231)	(421)	(1,483)	1,800	(4,015)
Other items:								
Equity earnings	-	-	6,034	967	-	-	6,034	967
Non controlling interest	(98)	282	-	-	-	-	(98)	282
EARNINGS (LOSS) BEFORE TAXES	$ 2,575	$ (19)	$ 5,582	$ (1,264)	$ (421)	$ (1,483)	7,736	(2,766)
Oil and gas properties							361	-
Discontinuance of operations in India							-	(469)
Income taxes							(3,943)	89
							$ 4,154	**$ (3,146)**

4. SUBSEQUENT EVENTS

On August 2, 2002, the Company's 84% owned subsidiary, Dundee Wealth, acquired 8,417,906 common shares of Canadian First Financial Group Inc. at a cash cost of $1.26 per share or an aggregate of $10,607,000. Dundee Wealth expects to acquire a further 109,423 common shares of Canadian First Financial Group Inc., being all outstanding common shares of Canadian First Financial Group not already owned by Dundee Wealth, at a cost of $1.26 per share or an aggregate of $138,000, before September 30, 2002.

DUNDEE BANCORP INC.

DUNDEE WEALTH MANAGEMENT INC.

Q2

Six Months Ended June 30, 2002

DUNDEE BANCORP INC. & DUNDEE WEALTH MANAGEMENT INC.
TABLE OF CONTENTS

Dundee Bancorp Inc.	
Report to our Shareholders	5
Management's Discussion and Analysis	7
Financial Statements	13
Dundee Wealth Management Inc.	
Report to our Shareholders	21
Management's Discussion and Analysis	23
Financial Statements	28

DUNDEE BANCORP INC.
SECOND QUARTER 2002

REPORT TO OUR SHAREHOLDERS

We present herein the interim report of Dundee Bancorp Inc. for the three and six months ended June 30, 2002. The Company reported year-to-date earnings of $5.5 million or $0.21 per share on revenues of $138.0 million compared with a net loss in the same period of 2001 of $4.2 million or $0.16 per share on revenues of $129.3 million. Net earnings for the second quarter of 2002 were $4.2 million or $0.16 per share compared with a loss of $3.1 million or $0.12 per share for the second quarter of 2001.

In the second quarter, our investments in the real estate and resource sectors continued to show significant improvements in their operations. Dundee Wealth, the Company's 84%-owned financial service subsidiary also outperformed its previous year operating results. Both of these items have resulted in immediate improvements to the Company's net income, and we believe that these items are reflective of a positive longer-term outlook for our Company. Of significance to our shareholders are some material transactions that have occurred during the second quarter as highlighted below:

- The Company's 84%-owned subsidiary, Dundee Wealth, reported $184 million in net mutual fund sales for the first six months of 2002. Net sales of mutual funds during the three months ended June 30, 2002 were $132 million, an improvement of more than 150% over net sales in the first quarter of this year. While global market conditions at the end of the second quarter caused some deterioration in the market value of assets, Dundee Wealth was successful in increasing assets under management from $6.5 billion at December 31, 2001 to over $6.7 billion at June 30, 2002.
- Early in August 2002, Dundee Wealth completed the acquisition of Canadian First Financial Group Inc. adding approximately $2 billion in assets under administration and a complete GIC operation. The process of integrating the mutual fund dealer operations of Canadian First, Ross Dixon Financial Services Limited and Hewmac Investment Services Inc., into Dundee Wealth's subsidiary, Dundee Private Investors Inc., has already been initiated.
- In July 2002, the Company announced that it has arranged to acquire 100% of StrategicNova Inc., a mutual fund management company, and that it plans to merge the operations of StrategicNova with those of Dynamic Mutual Funds Ltd. This transaction will increase our mutual fund assets under management by approximately $2.4 billion and will give us significant cost synergies, increased annual cash flow, lower costs for unitholders and increased product depth. The transaction is expected to be completed by September 30, 2002.
- With the completion of the Canadian First Financial Group and StrategicNova acquisitions, the Company expects to add over 200 investment professionals to its organization and to increase assets under management and administration to almost $18 billion.

- Dundee Realty Corporation continues to report improved financial results with second quarter 2002 earnings of $6.4 million compared with $6.3 million in the same period of last year. As the Company accounts for its investment in Dundee Realty on an equity basis, we recognize our proportionate share of this growth.
- In the current year, Repadre Capital Corporation completed the acquisition of Abosso-Gold Fields Limited, increasing their effective gold production by 50% to approximately 170,000 ounces per annum. Since the acquisition, Repadre has been successful in raising an additional $28.3 million in equity. These transactions have contributed towards improved operating results for 2002. Repadre's earnings for the first six months of 2002 more than doubled to $6.0 million from $2.8 million in 2001.

Ned Goodman
President and Chief Executive Officer, Dundee Bancorp Inc.

DUNDEE BANCORP INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

In 2002, the Company implemented the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are no longer amortized. The effects of the change in policy to the financial results of the Company are detailed extensively in note 2 to the financial statements of the Company for the six months ended June 30, 2002.

(in thousands of dollars)

SEGMENTED EARNINGS (LOSS)	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
For the six months ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001
REVENUES								
Management and administration fees	$ 58,267	$ 55,686	$ –	$ –	$ 1,460	$ 1,101	$ 59,727	$ 56,787
Redemption fees	4,275	4,765	438	1,003	–	–	4,713	5,768
Financial services	66,188	61,216	–	52	225	193	66,413	61,461
Intersegment distribution fee revenue	–	–	2,569	3,096	–	–	2,569	3,096
Investment income	46	493	3,958	6,245	(122)	(481)	3,882	6,257
	128,776	122,160	6,965	10,396	1,563	813	137,304	133,369
EXPENSES								
Selling, general and administrative	54,899	51,588	3,092	3,904	2,113	1,568	60,104	57,060
Variable compensation	37,642	32,349	–	–	–	–	37,642	32,349
Trailer fees	10,087	10,037	–	–	–	–	10,087	10,037
Intersegment distribution fee expense	2,569	3,096	–	–	–	–	2,569	3,096
Amortization of deferred sales commissions	15,881	16,171	–	3,417	–	–	15,881	19,588
Amortization of goodwill	–	2,239	–	388	–	240	–	2,867
Depreciation and amortization	2,992	2,391	385	383	51	35	3,428	2,809
Interest expense	980	1,239	5,658	5,719	26	625	6,664	7,583
	125,050	119,110	9,135	13,811	2,190	2,468	136,375	135,389
OPERATING EARNINGS (LOSS)	3,726	3,050	(2,170)	(3,415)	(627)	(1,655)	929	(2,020)
Other items:								
Equity earnings	–	–	8,905	1,561	–	–	8,905	1,561
Non controlling interest	(60)	197	–	–	–	–	(60)	197
EARNINGS (LOSS) BEFORE TAXES	$ 3,666	$ 3,247	$ 6,735	$ (1,854)	$ (627)	$ (1,655)	9,774	(262)
Oil and gas properties							650	–
Discontinuance of operations in India							–	(1,409)
Income taxes							(4,951)	(2,577)
							$ 5,473	$ (4,248)

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues for the three and six months ended June 30, 2002 were $30.1 million and $58.3 million, respectively, compared to $27.7 million and $55.7 million in the same periods of the prior year. Management fees in 2002 include performance fees of $1.5 million, primarily from our closed end and tax-sheltered product lines.

Net sales of corporate products during the three months ended June 30, 2002 were $132 million, an improvement of more than 150% over net sales in the first quarter of this year. Year-to-date net sales of $184 million, augmented by market appreciation of $70 million to June 30 of this year, resulted in a 4% increase in assets under management from $6.5 billion on December 31, 2001 to $6.7 billion on June 30, 2002.

Average assets under management have increased 4% from $6.4 billion for the six months ended June 30, 2001 to $6.7 billion for the six months ended June 30, 2002. Net sales activity during the first six months of 2002 has been primarily in asset categories paying lower than average management fees, reducing the average fee earned from 1.72% at the end of June 2001 to 1.68% at the end of June 2002.

Redemptions of units sold on a deferred sales charge basis during the first six months of 2002 were $390 million or 68% of all redemptions of corporate products. Dundee Wealth received $4.3 million of redemption fee revenues from these redemptions. Although redemption levels have increased by $28.0 million in the first six months of 2002 compared to the same period of 2001, overall redemption fee revenue dropped as a result of a decrease in the average redemption fee rate. This reduction is attributable to the short redemption fee schedule implemented in 1999. While approximately 45% of fund sales were transacted on a deferred sales charge basis, both in the first six months of 2002 and 2001, 30% were sold with a short redemption fee option during the current year compared to 16% in the prior year.

Financial service revenue was $66.2 million in the first six months of 2002 compared to $61.2 million in the same period of the previous year. Growth in retail commission and trailer revenues has exceeded comparable industry statistics which show a shortfall in the first six months of 2002. The strongest growth in financial service revenues has been from corporate finance activities which increased over 140% in the first six months of 2002 compared to 2001 levels. Corporate finance activity was especially strong in the second quarter of this year, largely due to the prominence of the resource sector, of which our brokerage subsidiary, Dundee Securities Corporation, has been a significant participant.

Cost cutting initiatives have resulted in a 5% reduction in selling, general and administrative expenses of the investment management division.

In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an amendment to the annual limit on the funds' management expense ratio, offset by a reduction in the annual performance limit that the Company may earn from these funds. Effective July 1, 2002, this new structure will permit certain mutual funds to absorb additional costs associated with their operations, thereby reducing the costs absorbed by the Company. In the first six months of 2002, total amounts absorbed by the Company were $3.2 million. This compares with $2.5 million in similar costs for the first six months of 2001.

Also included in the current period is a provision of $2.3 million against certain client accounts, $1.2 million of which was recognized in the second quarter. There were no material comparative reserves made in the first six months of the prior year.

Variable compensation costs have increased from approximately $32.3 million in the first six months of 2001 to $37.6 million in the first six months of 2002. Approximately $3.5 million of this differential is attributable to and consistent with higher financial service revenues.

Trailer fees paid by the Company during the first and second quarters of the current year is consistent at approximately $5.0 million per quarter. Trailer fees represent a claim of about 22% of total management fees earned by the Company, and continue to represent approximately 0.3% of average assets managed.

The carrying value of deferred sales commissions at June 30, 2002 was $54.3 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on June 30, 2002, approximates $114 million (2001 – $130 million). Dundee Wealth would be entitled to approximately $106 million (2001 – $108 million) or 93% (2001 – 83%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions decreased marginally from $16.2 million in the first six months of 2001 to $15.9 million in the same period of 2002.

RESULTS OF THE CORPORATE AND MERCHANT BANKING DIVISION

During the first six months of 2002, the Company saw an improvement in the estimated market value of its merchant banking portfolio from approximately $423 million at the end of December 2001 to $460 million on June 30, 2002. Estimated values are exclusive of Dundee Bancorp's consolidated investments in Dundee Wealth and Eurogas.

INVESTMENTS AS AT JUNE 30, 2002 BY SECTOR AND CATEGORY


Public
Private
Funds
Bonds
Other
Resources
Mutual Funds
Real Estate
Financial Services
0
50
100
150
200
250
300
350
Millions of Dollars

General market conditions in June of this year caused market values in some of our investments to fall below levels reported at the end of the previous quarter, offsetting the strong market value returns generated by our investments in Dundee Realty Corporation and Repadre Capital Corporation. Market appreciation since December 31, 2001 is $34 million.

At June 30, 2002, 69% of the market value of the investment portfolio was invested in public company securities, 16% in private companies and 15% in mutual funds and other liquid assets.

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

The following table summarizes the carrying value of the Company's investment portfolio as at June 30, 2002.

(in thousands of dollars)

June 30, 2002	Book Value	Market Value
Equity accounted investees		
Black Hawk Mining Inc.	$ 3,792	$ 3,407
Breakwater Resources Ltd.	30,533	8,562
Dundee Realty Corporation	140,974	107,439
Repadre Capital Corporation	20,178	50,847
Zemex Corporation	35,717	29,995
Other	8,205	7,893
Marketable securities	76,167	67,727
Other portfolio investments	136,971	184,509
	$ 452,537	$ 460,379

Investment income for the six months ended June 30, 2002 was $3.8 million compared with $5.3 million in the same period of the prior year. While dividend income has increased from approximately $1.0 million in the first six months of 2001 to $1.3 million for the same period of 2002, income from interest and foreign exchange decreased substantially from $1.8 million in 2001 to $1.2 million in 2002. This decrease relates primarily to the repayment of an $8 million debt instrument from Eurogas Corporation which was repaid in the latter part of the first quarter of 2001.

(in thousands of dollars)

	2002		2001	
	2nd Quarter	YTD	2nd Quarter	YTD
Interest, dividends and foreign exchange	$ 1,220	$ 2,450	$ 602	$ 2,826
Realized investment gains	1,392	2,331	3,516	6,187
Realized investment losses	(49)	(1,000)	(1,618)	(1,956)
Investment provision	–	–	(1,787)	(1,787)
	2,563	3,781	713	5,270
Share of earnings of equity accounted investees	3,884	5,842	1,018	1,649
Gains (losses) from dilutions of interest in equity accounted investees	2,150	3,063	(51)	(88)
	$ 8,597	$ 12,686	$ 1,680	$ 6,831

Realized gains during the first six months of 2002 were $2.3 million compared with $6.2 million in 2001. Realized gains in both the first and second quarter relate primarily to the dispositions of investments in publicly traded companies in the resource sector. The Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

Earnings from equity accounted investees increased to $8.9 million in the first six months of 2002 compared with $1.6 million in the same period of 2001. As previously discussed, equity earnings have benefited from improved operating results in both Dundee Realty Corporation and Repadre Capital Corporation. Included in earnings during the second quarter of 2002 are net dilution gains of $2.2 million.

General operating costs relating to the merchant banking portfolio and other corporate costs have decreased from $3.9 million in the first six months of 2001 to $3.1 million in the same period of 2002.

RESULTS OF INTERNATIONAL ACTIVITIES

Management and administration fee revenue from the Company's international subsidiaries totalled $1.5 million in the first six months of the current year compared to $1.1 million in the same period of last year. Management and administration fee revenue for the second quarter of 2002 was $0.8 million compared to $0.5 million in the same period of 2001.

Selling, general and administrative costs associated with the Company's international activities have increased from $1.6 million in 2001 to $2.1 million in 2002. The increase relates primarily to office expansion costs and to increased salary costs expected from improved revenue levels.

Costs associated with the Company's operations in India for the first six months of 2001 have been segregated due to the Company's decision in the fourth quarter of 2001 to exit this business line.

OIL AND GAS SALES, NET OF ROYALTIES

In the first six months of 2002, Eurogas earned $3.3 million in revenues from oil and gas sales, net of royalties. The associated operating costs were $0.9 million. Operating costs represent approximately 25% of revenues. The Company acquired control of Eurogas in the fourth quarter of 2001 and therefore there are no comparative revenues or expenses.

INTEREST EXPENSE

Interest expense for the six months ended June 30, 2002 was $6.4 million compared to $7.3 million for the same period of 2001. Almost 80% of the Company's total interest expense, or $5.0 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

Residual interest expense on other corporate debt dropped from approximately $2.3 million in the first six months of 2001 to approximately $0.7 million per quarter or $1.4 million in the first six months of this year. The decrease reflects a decline in both the prime lending rate and the U.S. base rate reducing the average rate paid on Corporate Bankers' Acceptances from 5.73% in the first six months of 2001 to 3.31% in the current year, exclusive of stand-by fees. Average interest rates for the second quarter of 2002 are 3.44% (2001 – 5.41%). Borrowings on U.S. overdrafts decreased from about 5.5% in the first six months of 2001 to about 2.5% in the current year. The benefit of reduced lending rates has been partially offset by increased borrowing levels under revolving term credit facilities, both at the Dundee Bancorp and Dundee Wealth levels.

DEPRECIATION, DEPLETION AND AMORTIZATION

The Company acquired control of Eurogas in the fourth quarter of last year and therefore there is no comparative depletion of oil and gas properties during the first six months of 2001.

(in thousands of dollars)

	2002		2001	
	2nd Quarter	YTD	2nd Quarter	YTD
Capital assets	$ 1,794	$ 3,349	$ 1,432	$ 2,730
Bond issue costs	40	79	40	79
Oil and gas properties	595	877	–	–
	$ 2,429	$ 4,305	$ 1,472	$ 2,809

Depreciation of capital assets increased by approximately $0.6 million, mostly in Dundee Wealth's brokerage subsidiary, Dundee Securities Corporation. The increase reflects the investment made by Dundee Securities during 2001 to expand its infrastructure.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares outstanding during the period of 25,525,992 (2001 – 26,297,628). Outstanding options were not significantly dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at June 30, 2002 were $84.5 million compared with $86.9 million at March 31, 2002 and $118.0 million at the end of 2001. The largest balances affecting the change in cash were client account balances in Dundee Wealth's brokerage subsidiary. These balances represent funds belonging to or owing from clients, or amounts that are pending settlement, and therefore, changes in these balances may vary on a day-to-day basis, but do not necessarily indicate a significant change in the Company's financial position. Approximately 15% of the market value of the Company's portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At June 30, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $25 million.

During the second quarter of 2002, the Company paid $6.6 million to fund sales commissions, bringing total commissions paid on a year-to-date basis to $13.2 million. In the previous year, total commissions paid in the second quarter were $3.5 million, or $8.8 million for the six month period ended June 30, 2001. Cash flows from operations in Dynamic are sufficient to fund these commissions.

In the first quarter of 2002, the Company expended over $12 million to acquire 825,009 Subordinate Shares pursuant to its normal course issuer bid at an average price of $14.78 per share. There were no significant purchases made subsequent to the first quarter of this year.

Management believes that cash flows generated from management and advisory activities, together with the Company's borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

At June 30, 2002, there were 24,295,579 Subordinate Shares and 1,049,305 Class B common shares outstanding. During 2002, the Company issued 396,271 Subordinate Shares and added $1.4 million to its stated capital pursuant to the terms of its Share Incentive Plan.

In March 2002, the Company announced that it had obtained approval to purchase another 1.2 million Subordinate Shares pursuant to a normal course issuer bid expiring on March 31, 2003. Over 825,000 of these shares were acquired during the first quarter of 2002 at an aggregate cost of $12 million.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

DUNDEE BANCORP INC.
CONSOLIDATED BALANCE SHEETS

As at June 30, 2002 and December 31, 2001
(expressed in thousands of Canadian dollars) (unaudited)

	June 30, 2002	December 31, 2001
ASSETS		
Cash and short term investments	$ 84,548	$ 117,995
Brokerage securities inventory	15,171	10,613
Accounts receivable	29,996	39,281
Current taxes receivable	1,420	–
Client accounts receivable	261,580	229,172
Investment portfolio	452,537	441,324
Future income tax assets	25,920	23,739
Deferred sales commissions	54,262	56,910
Capital and other assets	153,250	154,837
TOTAL ASSETS	**$ 1,078,684**	**$ 1,073,871**
LIABILITIES		
Accounts payable and accrued liabilities	$ 48,205	$ 46,289
Brokerage securities sold short	6,367	2,094
Client deposits and related liabilities	269,170	269,615
Current taxes payable	–	2,344
Corporate debt	214,936	203,799
Future income tax liabilities	65,856	66,154
Non controlling interest	38,971	37,721
	643,505	628,016
SHAREHOLDERS' EQUITY		
Share capital		
Common shares	332,468	340,109
Retained earnings	102,711	105,746
	435,179	445,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,078,684**	**$ 1,073,871**

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the six months ended June 30, 2002 and 2001
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three Months 2002	Three Months 2001	Six Months 2002	Six Months 2001
REVENUE				
Management and administration fees	$ 30,839	$ 28,168	$ 59,727	$ 56,787
Redemption fees	2,394	2,832	4,713	5,768
Financial services	36,200	28,627	66,413	61,461
	69,433	59,627	130,853	124,016
Investment income	2,563	713	3,781	5,270
Oil and gas sales, net of royalties	1,966	–	3,349	–
	73,962	60,340	137,983	129,286
EXPENSES				
Selling, general and administrative	32,388	30,279	60,911	57,716
Variable compensation	20,367	13,469	37,642	32,349
Trailer fees	5,040	4,835	10,087	10,037
Operating costs, oil and gas properties	453	–	883	–
	58,248	48,583	109,523	100,102
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	15,714	11,757	28,460	29,184
Amortization of deferred sales commissions	(7,718)	(9,419)	(15,881)	(19,588)
Amortization of goodwill (note 2)	–	(1,419)	–	(2,867)
Depreciation, depletion and amortization	(2,429)	(1,472)	(4,305)	(2,809)
Interest expense	(3,266)	(3,931)	(6,433)	(7,349)
OPERATING EARNINGS (LOSS)	2,301	(4,484)	1,841	(3,429)
Share of earnings of equity accounted investees	6,034	967	8,905	1,561
Income taxes				
Current	(2,329)	(4,265)	(6,640)	(7,839)
Future	(1,614)	4,354	1,689	5,262
Non controlling interest	(238)	282	(322)	197
NET EARNINGS (LOSS) FOR THE PERIOD	**$ 4,154**	**$ (3,146)**	**$ 5,473**	**$ (4,248)**

	Three Months 2002	Three Months 2001	Six Months 2002	Six Months 2001
RETAINED EARNINGS AT BEGINNING OF PERIOD	**$ 103,267**	**$ 162,958**	**$ 105,746**	**$ 163,462**
Net earnings (loss)	4,154	(3,146)	5,473	(4,248)
Goodwill impairment loss (note 2)	(3,948)	–	(3,948)	–
Change in opening retained earnings to account for changes in accounting policies of equity accounted investees, net of tax (note 2)	(762)	–	(2,124)	701
Premiums related to cancellation of share capital	–	(10)	(2,436)	(19)
Cancellation of share options	–	(60)	–	(154)
RETAINED EARNINGS AT END OF PERIOD	**$ 102,711**	**$ 159,742**	**$ 102,711**	**$ 159,742**

	Three Months 2002	Three Months 2001	Six Months 2002	Six Months 2001
EARNINGS (LOSS) PER SHARE				
Basic earnings (loss) per share	$ 0.16	$ (0.12)	$ 0.21	$ (0.16)
Diluted earnings (loss) per share	$ 0.16	$ (0.12)	$ 0.21	$ (0.16)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2002 and 2001
(expressed in thousands of Canadian dollars) (unaudited)

	Three Months		Six Months	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (loss)	$ 4,154	$ (3,146)	$ 5,473	$ (4,248)
Non cash items:				
Depreciation, depletion and amortization	10,147	12,310	20,186	25,264
Net investment gains	(1,328)	(110)	(1,324)	(2,443)
Share of unremitted equity earnings	(6,034)	(967)	(8,905)	(1,561)
Future income tax provision	1,614	(4,354)	(1,689)	(5,262)
Non controlling interest	238	(282)	322	(197)
Other non cash components of income	813	772	1,162	1,657
	9,604	4,223	15,225	13,210
Changes in:				
Accounts receivable	6,728	2,951	9,285	10,194
Accounts payable and accrued liabilities	7,170	(1,056)	1,916	(15,724)
Current taxes payable	(195)	2,964	(3,764)	(5,938)
Brokerage securities inventory, net	(1,834)	(4,986)	(285)	(421)
Client accounts receivable, net of deposits and related liabilities	(17,604)	4,679	(32,853)	20,379
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES	3,869	8,775	(10,476)	21,700
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds on sales of portfolio investments	5,064	9,980	6,053	16,838
Acquisition of investments	(6,995)	(17,376)	(10,068)	(18,384)
Sales commissions paid on distribution of mutual funds	(6,602)	(3,580)	(13,233)	(8,834)
Other	(4,273)	(4,414)	(7,102)	(6,029)
CASH USED IN INVESTING ACTIVITIES	(12,806)	(15,390)	(24,350)	(16,409)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in corporate debt	5,811	(14,184)	11,113	(12,870)
Issuance of Class A subordinate shares, net of costs	229	613	1,408	817
Issuance of shares in subsidiaries to non controlling interest	527	341	1,048	602
Acquisition of Class A subordinate shares	–	(200)	(12,190)	(225)
Cancellation of options granted	–	65	–	(97)
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	6,567	(13,365)	1,379	(11,773)
NET DECREASE IN CASH DURING THE PERIOD	(2,370)	(19,980)	(33,447)	(6,482)
Cash, beginning of period	86,918	119,954	117,995	106,456
CASH, END OF PERIOD	**$ 84,548**	**$ 99,974**	**$ 84,548**	**$ 99,974**
Cash flows from operating activities include the following:				
Interest paid	$ 3,266	$ 3,931	$ 6,433	$ 7,349
Taxes paid	$ 2,907	$ 1,726	$ 11,327	$ 14,601

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2002 and 2001
(tabular amounts expressed in thousands of dollars except per share amounts) (unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $86,400,000 of goodwill and other intangible assets. These assets were not amortized in the first six months of 2002. Previously, these assets were amortized on a straight line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. Management has assessed its goodwill carrying value as at December 31, 2001 by applying fair-value-based tests and determined that it was appropriate to reduce the carrying value of goodwill related to certain of its international activities by $3,948,000. In accordance with provisions of the new section, the Company has reduced its opening retained earnings as at January 1, 2002 by this amount.

The effects of the above change in accounting policy to the interim consolidated financial statements, had the requirements of section 3062 been applied retroactively to 2001, would have been as follows:

	2002		2001	
	2nd Quarter	YTD	2nd Quarter	YTD
Reported earnings (loss)	$ 4,154	$ 5,473	$ (3,146)	$ (4,248)
Add back amortization of goodwill and other intangible assets, net of tax	–	–	1,353	2,745
Net earnings (loss) adjusted for amortization of goodwill and other intangible assets	$ 4,154	$ 5,473	$ (1,793)	$ (1,503)
Basic and diluted earnings (loss) per share as reported	$ 0.16	$ 0.21	$ (0.12)	$ (0.16)
Basic and diluted earnings (loss) per share adjusted for amortization of goodwill and other intangible assets	$ 0.16	$ 0.21	$ (0.07)	$ (0.06)

Two of the Company's equity accounted investees completed impairment testing of goodwill and other intangible assets as required under Section 3062, during the first six months of 2002. As a result, these equity accounted investees recorded a reduction to their January 1, 2002 opening retained earnings of approximately $7,500,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

Other Accounting Changes of Equity Accounted Investees

An equity accounted investee of the Company has adopted the new CICA recommendation for the elimination of the deferral and amortization of unrealized gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the current reporting period. This same investee has amended its policy for revenue recognition on sales of inventory. Under the new method, revenue is recognized upon delivery of inventory to third party customers. Previously, revenue was recognized at the time of production. As a result, this equity accounted investee recorded a reduction to its January 1, 2002 opening retained earnings of approximately $700,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

The cumulative effects of the above changes to opening retained earnings is summarized in the table below.

Change in accounting policies, equity accounted investees	$ (2,124)
Goodwill impairment adjustment	$ (3,948)

Share-based Compensation

The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of share-based compensation arrangements in the Company, its subsidiaries and equity accounted affiliated companies.

Dundee Bancorp, and its 84%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 9 to the Company's consolidated financial statements for the year ended December 31, 2001. Details of the Dundee Wealth Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001, a copy of which was included in the Company's annual report for the year ended December 31, 2001.

Share Purchase Plans

During the first six months of 2002, participants contributed $65,000 to Dundee Bancorp's Share Purchase Plan and received 4,210 Subordinate Shares issued from treasury. The Company recognized compensation expense of $65,000 in respect of the Share Purchase Plan, all of which was used to purchase Subordinate Shares in the open market.

In the same period of 2002, participants contributed $992,000 to the Dundee Wealth Share Purchase Plans and received 239,181 common shares of Dundee Wealth from treasury. Included in consolidated operating results is compensation expense of $798,000 in respect of the Dundee Wealth Share Purchase Plans of which $464,000 was used to purchase common shares of Dundee Wealth in the open market and $334,000 was used to issue common shares of Dundee Wealth from treasury.

Share Option Plans

The Company has amended the terms of the Share Option Plan component of the Share Incentive Plan. Awarding of share options under the terms and conditions of the amended plan will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under the new section, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information, including pro forma earnings and earnings per share information as if the entity had accounted for employee share options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the Company's operating results.

There were no options granted in the three months ended March 31, 2002. During the three months ended June 30, 2002, the Company granted 35,000 options at an exercise price of $15.40. The options become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant. The options expire 10 years from the date of grant.

The Company's subsidiary, Dundee Wealth did not grant any options in the three months ended March 31, 2002. During the three months ended June 30, 2002, Dundee Wealth granted 340,500 options at an exercise price of $5.50. These options become exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

Certain of the Company's equity accounted investees have implemented similar share option arrangements for their employees.

The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Because of the backwards look and subjective nature of the various assumptions required to make this valuation, the Company believes that this methodology may produce results that are misleading, and may in fact be erroneous. Nevertheless, the calculated value in accordance with CICA requirements is as follows:

	Equity Accounted Investees	Dundee Wealth	Dundee Bancorp	TOTAL
Risk free rate of return		5.46%	5.46%	
Dividend yield		0.00%	0.00%	
Volatility factor		39.43%	41.93%	
Weighted average expected option life (years)		6	6	
Earnings, as reported				$ 4,154
Calculated valuation of options	$ (94)	$ (1,227)	$ (366)	(1,687)
Non controlling interest				193
Pro forma earnings				$ 2,660
Pro forma basic and diluted earnings per share				$ 0.10

Share Bonus Plans and Deferred Share Bonus Plans

The Company's subsidiary, Dundee Wealth, issued 79,462 common shares from treasury in settlement of directors' fees and other compensation costs otherwise payable. Included in consolidated operating results is compensation expense of $375,000 in respect of these shares. In addition, during the six months ended June 30, 2002, Dundee Wealth approved the issuance of 308,837 of its common shares to certain employees, conditional on such participants remaining employees of the Company until specified dates, and in certain circumstances, meeting specified sales performance targets. Although these shares will only be issued when these conditions are met, the new requirements of Section 3870 require the recognition of the associated compensation expense when:

- In the case of shares to be issued conditional on the employee remaining with the organization until specified dates, compensation expense will be recognized evenly over the period between the date of the grant and the specified date; and
- In the case of shares to be issued conditional on employees achieving certain sales targets, then pro-rated based on sales levels reached during the reporting period relative to the target sales level.

Compensation expense is measured using the fair market value of the common shares of Dundee Wealth on the date of granting of the award. The average fair market value of common shares on the date of granting of the awards was $5.50. Accordingly, included in consolidated operating results is $150,000 of compensation costs in respect of these awards.

3. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net-worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Corporate and Merchant Banking

The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

SEGMENTED EARNINGS (LOSS)	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
For the six months ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$ 128,776	$ 122,160	$ 6,965	$ 10,396	$ 1,563	$ 813	$ 137,304	$ 133,369
Expenses	125,050	116,871	9,135	13,423	2,190	2,228	136,375	132,522
Amortization of goodwill	–	2,239	–	388	–	240	–	2,867
OPERATING EARNINGS (LOSS)	3,726	3,050	(2,170)	(3,415)	(627)	(1,655)	929	(2,020)
Other items:								
Equity earnings	–	–	8,905	1,561	–	–	8,905	1,561
Non controlling interest	(60)	197	–	–	–	–	(60)	197
EARNINGS (LOSS) BEFORE TAXES	$ 3,666	$ 3,247	$ 6,735	$ (1,854)	$ (627)	$ (1,655)	9,774	(262)
Oil and gas properties							650	–
Discontinuance of operations in India							–	(1,409)
Income taxes							(4,951)	(2,577)
							$ 5,473	**$ (4,248)**

SEGMENTED EARNINGS (LOSS)	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
For the three months ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$ 68,373	$ 58,530	$ 4,187	$ 3,997	$ 745	$ (196)	$ 73,305	$ 62,331
Expenses	65,700	57,726	4,639	6,034	1,166	1,167	71,505	64,927
Amortization of goodwill	–	1,105	–	194	–	120	–	1,419
OPERATING EARNINGS (LOSS)	2,673	(301)	(452)	(2,231)	(421)	(1,483)	1,800	(4,015)
Other items:								
Equity earnings	–	–	6,034	967	–	–	6,034	967
Non controlling interest	(98)	282	–	–	–	–	(98)	282
EARNINGS (LOSS) BEFORE TAXES	$ 2,575	$ (19)	$ 5,582	$ (1,264)	$ (421)	$ (1,483)	7,736	(2,766)
Oil and gas properties							361	–
Discontinuance of operations in India							–	(469)
Income taxes							(3,943)	89
							$ 4,154	**$ (3,146)**

4. SUBSEQUENT EVENTS

On August 2, 2002, the Company's 84%-owned subsidiary, Dundee Wealth, acquired 8,417,906 common shares of Canadian First Financial Group Inc. at a cash cost of $1.26 per share or an aggregate of $10,607,000. Dundee Wealth expects to acquire a further 109,423 common shares of Canadian First Financial Group Inc., being all outstanding common shares of Canadian First Financial Group Inc. not already owned by Dundee Wealth, at a cost of $1.26 per share or an aggregate of $138,000, before September 30, 2002.

DUNDEE WEALTH MANAGEMENT INC.
SECOND QUARTER 2002

REPORT TO OUR SHAREHOLDERS

We present herein the interim report of Dundee Wealth Management Inc. for the second quarter of 2002. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first six months of 2002 were $23.6 million compared with $25.1 million in 2001. Net earnings for the six months ended June 30, 2002 were $2.0 million compared with net earnings of $0.3 million in the same period of last year.

Operating results during the second quarter of this year reflect the negativity of the capital markets but continue to reflect the positive trends established during the previous fiscal year. EBITDA during the second quarter of 2002 was $12.5 million, an improvement of over 12% from levels attained in the first three months of this year.

Selected Financial Information

(in thousands of dollars)

For the six months ended June 30,	2002	2001
Operating Results		
Total revenue	$ 128,776	$ 122,160
EBITDA	23,579	25,090
Earnings before income taxes	3,726	3,050
Net earnings	2,028	302
	June 30, 2002	December 31, 2001
Financial Position		
Total assets	$ 546,364	$ 543,913
Shareholders' equity	175,949	173,864

Our improved financial results achieved in difficult markets, augmented by our recent acquisition of Canadian First Financial Group Inc., and our proposed acquisition of StrategicNova Inc. bodes well for the future of our Company. Highlights of some of our achievements during the current year include:

- Dundee Wealth's subsidiary, Dynamic Mutual Funds Ltd., reported $184 million in net sales for the first six months of 2002. While global market conditions at the end of the second quarter caused some deterioration in the market value of assets, Dynamic was successful in increasing assets under management from $6.5 billion at December 31, 2001 to over $6.7 billion at June 30, 2002.
- In our first quarter 2002 report to shareholders, we commented that management fee arrangements in certain funds reward performance by compensating the Company when investment performance exceeds the applicable benchmark. Current quarter operating results include performance fees of over $1.2 million earned from the strong returns generated by our CMP 2000 and CMP 2000 II Resource Limited Partnerships. While current performance levels in some of our other funds suggest that the Company is on track to earn additional performance fees during the year, no further amounts are included in operating results as they are only measured and payable at the end of each fiscal year.

- During the second quarter, shareholders of certain mutual funds approved an amendment to the management fee structure of the funds, alleviating some of the restrictions on the management expense ratio. The amendment to the management fee structure is effective July 1, 2002, and is expected to have an immediate positive impact on operating results as the funds are better able to absorb operating costs previously assumed by the Company.
- Early in August 2002, we completed the acquisition of Canadian First Financial Group Inc. We have already initiated the process of integrating the mutual fund dealer operations of Canadian First, Ross Dixon Financial Services Limited and Hewmac Investment Services Inc., into Dundee Wealth's subsidiary, Dundee Private Investors Inc. The transaction adds approximately 200 investment advisors, a complete GIC operation, and approximately $2 billion of client assets under administration to Dundee Wealth.
- In July 2002, the Company announced that it has arranged to acquire 100% of StrategicNova Inc., a mutual fund management company, and that it plans to merge the operations of StrategicNova with those of Dynamic Mutual Funds Ltd. This transaction will give Dynamic significant cost synergies, increased annual free cash flow, lower costs for unitholders and increased product depth. This acquisition, which is expected to be completed by September 30, 2002, will increase Dynamic's assets to approximately $9 billion.

The acquisitions of Canadian First and StrategicNova will increase client assets under management and administration by approximately $4 billion, elevating total client assets under management and administration by Dundee Wealth and its subsidiaries to approximately $18 billion.

Ned Goodman
Chairman, President and Chief Executive Officer, Dundee Wealth Management Inc.

DUNDEE WEALTH MANAGEMENT INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

REVENUES

Management fee revenues for the three and six months ended June 30, 2002 were $30.1 million and $58.3 million, respectively, compared to $27.7 million and $55.7 million in the same periods of the prior year. Management fees in 2002 include performance fees of $1.5 million, primarily from our closed end and tax-sheltered product lines.

Net sales of corporate products during the three months ended June 30, 2002 were $132 million, an improvement of more than 150% over net sales in the first quarter of this year. This brings total net sales in the first six months of 2002 to $184 million, a turnaround from net redemptions of $24 million in the first six months of last year. Although global capital market conditions experienced in the last few weeks of the current quarter caused some depreciation in the value of assets, market appreciation to June 30 of this year is still positive, resulting in assets under management closing at $6.7 billion, an increase of 4% from asset levels of $6.5 billion at the end of last year.

(in millions of dollars)

	2002	2001
Assets under management, December 31	$ 6,476	$ 6,677
Net sales (redemptions)	184	(24)
Market appreciation (depreciation)	70	(359)
Assets under management, June 30	$ 6,730	$ 6,294

Average assets under management have increased 4% from $6.4 billion for the six months ended June 30, 2001 to $6.7 billion for the six months ended June 30, 2002. Net sales activity during the first six months of 2002 has been primarily in asset categories paying lower than average management fees, reducing the average fee earned from 1.72% at the end of June 2001 to 1.68% at the end of June 2002.

Redemptions of units sold on a deferred sales charge basis during the first six months of 2002 were $390 million or 68% of all redemptions of corporate products. Dundee Wealth received $4.3 million of redemption fee revenues from these redemptions. Although redemption levels have increased by $28.0 million in the first six months of 2002 compared to the same period of 2001, overall redemption fee revenue dropped as a result of a decrease in the average redemption fee rate. This reduction is attributable to the short redemption fee schedule implemented in 1999. While approximately 45% of fund sales were transacted on a deferred sales charge basis, both in the first six months of 2002 and 2001, 30% were sold with a short redemption fee option during the current year compared to 16% in the prior year.

Financial service revenue was $66.2 million in the first six months of 2002 compared to $61.2 million in the same period of the previous year. Growth in retail commission and trailer revenues has exceeded comparable industry statistics which show a shortfall in the first six months of 2002. The strongest growth in financial service revenues has been from corporate finance activities which increased over 140% in the first six months of 2002 compared to 2001 levels. Corporate finance activity was especially strong in the second quarter of this year, largely due to the prominence of the resource sector, of which our brokerage subsidiary, Dundee Securities Corporation, has been a significant participant.

(in thousands of dollars)

	2002			2001
	2nd Quarter	1st Quarter	YTD	YTD
Retail commission and trailer	$ 17,408	$ 17,968	$ 35,376	$ 34,733
Institutional and other commissions	3,932	2,821	6,753	6,953
Corporate finance revenue	8,513	2,901	11,414	4,683
Principal trading activity	2,794	3,107	5,901	6,109
Margin and other interest	1,925	1,991	3,916	8,183
Other	1,493	1,335	2,828	555
	$ 36,065	$ 30,123	$ 66,188	$ 61,216

Declines in interest rates, especially in the United States, as well as changes in the mix of margin balances and free credit balances, have affected the interest spread earned by the brokerage division on its margin business. Margin interest revenue declined from $8.2 million in the first six months of 2001 to slightly over $3.9 million in the first six months of 2002.

EXPENSES

Selling, general and administrative expenses for the six months ended June 30, 2002 were $54.6 million compared with $51.3 million for the same period of 2001.

(in thousands of dollars)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	Investment Management		Brokerage		TOTAL	
	2002	2001	2002	2001	2002	2001
First quarter ended – March 31	$ 8,234	$ 8,745	$ 16,925	$ 14,542	$ 25,159	$ 23,287
Second quarter ended – June 30	10,640	11,140	17,813	15,597	28,453	26,737
	$ 18,874	$ 19,885	$ 34,738	$ 30,139	53,612	50,024
Corporate and other non segmented items					1,580	1,403
Intersegment expenses					(556)	(129)
					$ 54,636	$ 51,298

Cost cutting initiatives have resulted in 5% savings in the investment management division. Most of these savings have been realized through a concentrated effort to control discretionary marketing costs.

In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an amendment to the annual limit on the funds' management expense ratio, offset by a reduction in the annual performance limit that the Company may earn from each of these funds. Effective July 1, 2002, this new structure will permit certain mutual funds to absorb additional costs associated with their operations, thereby reducing the costs absorbed by the Company. In the first six months of 2002, total amounts absorbed by the Company were $3.2 million. This compares with $2.5 million in similar costs for the first six months of 2001.

On a year-to-date basis, the brokerage division of Dundee Wealth reserved $2.3 million against certain client accounts whose securities positions had declined in value, $1.2 million of which was recognized in the second quarter. There were no material comparative reserves made in the first six months of the prior year. These reserves may be reversed in future periods when the underlying security positions recover or when client security is enhanced.

After accounting for the increase in reserves against client accounts, and for adjustments relating to certain accruals associated with the termination of a contract that occurred in 2001, selling, general and administrative expenses of the brokerage division increased marginally from $32.2 million in the first six months of 2001 to $32.4 million in the first six months of this year.

General corporate costs have remained relatively constant for the first six months of 2002 and 2001 at approximately $1.5 million in each period.

Variable compensation costs have increased from approximately $32.3 million in the first six months of 2001 to $37.6 million in the first six months of 2002. Approximately $3.5 million of this differential is attributable to and consistent with higher financial service revenues.

Distribution fees paid to certain entities that have financed mutual fund sales commissions in prior years have remained fairly consistent during 2002 at approximately $1.4 million per quarter. On a year-to-date basis, $2.5 million (2001 – $3.1 million) of the distribution fees were paid to Dundee Bancorp, while $0.3 million (2001 – $0.3 million) were paid to the Infinity 1997 Limited Partnership.

The carrying value of deferred sales commissions at June 30, 2002 was $54.3 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on June 30, 2002, approximates $114 million (2001 – $130 million). Dundee Wealth would be entitled to approximately $106 million (2001 – $108 million) or 93% (2001 – 83%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions decreased marginally from $16.2 million in the first six months of 2001 to $15.9 million in the same period of 2002.

Trailer fees paid by the Company during the first two quarters of the current year is consistent at approximately $5.0 million per quarter. Trailer fees represent a claim of about 22% of total management fees earned by the Company, and continue to represent approximately 0.3% of average assets managed.

The Company's interest expense for the six months ended June 30, 2002, was $1.0 million compared to $1.2 million for the same period of 2001. The decrease reflects a decline in both the prime lending rate and the U.S. base rate reducing the average rate paid on Corporate Bankers' Acceptances from 5.73% in the first six months of 2001 to 3.32% in the current year, exclusive of stand-by fees. Average interest rates paid during the second quarter of 2002 are 3.45% (2001 – 5.38%). Borrowings on U.S. overdrafts decreased significantly from about 5.5% in the first six months of 2001 to about 2.5% in the current year.

In 2002, the Company implemented the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are no longer amortized. The effects of the change in policy to the financial results of the Company are detailed extensively in note 2 to the financial statements of the Company for the six months ended June 30, 2002.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period, adjusted for dividends on preference shares, by the weighted average number of common and special shares outstanding during the period of 55,099,836 (2001 – 54,582,536). Warrants, options and convertible preference shares outstanding were not significantly dilutive. Earnings per share for the second quarter of 2002 is computed using a weighted average number of common and special shares outstanding of 55,190,507 (2001 – 54,584,177).

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at June 30, 2002, were $75.7 million compared with $73.8 million at March 31, 2002 and $95.2 million at December 31, 2001. The largest balances affecting the change in cash were client account balances in the brokerage subsidiary. These balances represent funds belonging to or owing from clients, or amounts that are pending settlement, and therefore, changes in these balances may vary on a day-to-day basis, but do not necessarily indicate a significant change in the Company's financial position.

The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. This may restrict the Company's ability to flow cash between the Company and its subsidiaries. At June 30, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $25 million.

Cash flows from operating activities, before accounting for changes in non cash components of working capital, increased marginally from $17.8 million in the first six months of 2001 to $18.5 million in the same period of the current year.

At June 30, 2002, the Company had borrowed $19 million against its $20 million revolving term credit facility. The brokerage division had borrowed approximately $7.3 million against its available call loan facility. Credit available pursuant to the call loan facility is $100 million, subject to lodging appropriate security. In addition, at June 30, 2002, the Company had borrowed $6.7 million against the $25 million credit facility provided by its parent.

The Company expends significant amounts of cash to fund sales commissions on purchases of corporate products. During the first six months of 2002, the Company paid $13.2 million (2001 – $8.8 million) to fund sales commissions. Cash flows from operations are sufficient to fund these commissions.

SHARE CAPITAL

The Company has established share incentive plans for eligible employees and investment advisors. Details of the terms and conditions under which shares may be issued pursuant to these plans is outlined in note 10 to the consolidated financial statements of the Company for the year ended December 31, 2001. During the second quarter of this year, the Company issued 134,481 common shares under these plans, adding approximately $0.8 million to stated capital. Since January 1, 2002, the Company has issued 316,145 common shares under these plans adding approximately $1.7 million to stated capital.

A detailed analysis of shares outstanding and other amounts in shareholders' equity as at June 30, 2002 is included in the table below:

	Number of Shares	Amount ($'000s)
Common shares	49,956,298	50,525
Special shares, Series A	719,220	7,192
Special shares, Series B	3,737,186	16,008
Special shares, Series C	508,571	5,086
Special shares, Series D	250,000	2,500
Special shares, Series E	106,971	871
Preference shares, Series X	5,453,668	54,537
		136,719
Contributed Surplus		25,334
Retained Earnings		13,896
Total Shareholders' Equity		175,949

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Wealth Management Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Wealth Management Inc. is a Canadian-owned, TSX listed, financial service company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutional investors, corporations and foundations. With $13 billion in assets under management and administration, Dundee Wealth has a nationally dedicated group of investment professionals who have a strong track record of building financial wealth for their clients. Dundee Wealth is an 84%-owned subsidiary of Dundee Bancorp Inc.

DUNDEE WEALTH MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS

As at June 30, 2002 and December 31, 2001
(expressed in thousands of dollars) (unaudited)

	June 30, 2002	December 31, 2001
ASSETS		
Cash and short term investments	$ 75,650	$ 95,194
Securities owned	15,171	10,613
Accounts receivable	22,109	32,694
Client accounts receivable	261,580	229,172
Corporate investments	12,454	13,836
Future income tax assets	15,004	13,067
Deferred sales commissions	54,262	56,910
Capital and other assets	90,134	92,427
TOTAL ASSETS	**$ 546,364**	**$ 543,913**
LIABILITIES		
Accounts payable and accrued liabilities	$ 33,590	$ 34,725
Securities sold short	6,367	2,094
Client deposits and related liabilities	269,170	269,615
Income taxes payable	1,742	5,536
Subordinated loans and other amounts due to parent	6,702	12,587
Corporate debt	33,798	24,627
Future income tax liabilities	19,046	20,865
	370,415	370,049
SHAREHOLDERS' EQUITY		
Share capital		
Common and special shares	82,182	80,638
Preference shares	54,537	54,537
Contributed surplus	25,334	25,185
Retained earnings	13,896	13,504
	175,949	173,864
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 546,364**	**$ 543,913**

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE WEALTH MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the six months ended June 30, 2002 and 2001
(expressed in thousands of dollars, except per share amounts) (unaudited)

	Three Months		Six Months	
	2002	2001	2002	2001
REVENUE				
Management fees	$ 30,107	$ 27,674	$ 58,267	$ 55,686
Redemption fees	2,230	2,362	4,275	4,765
Financial services	36,065	28,515	66,188	61,216
	68,402	58,551	128,730	121,667
Investment income	(29)	(21)	46	493
	68,373	58,530	128,776	122,160
EXPENSES				
Selling, general and administrative	29,084	27,786	54,636	51,298
Variable compensation	20,367	13,469	37,642	32,349
Distribution fees	1,387	1,653	2,832	3,386
Trailer fees	5,040	4,835	10,087	10,037
	55,878	47,743	105,197	97,070
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	12,495	10,787	23,579	25,090
Amortization of deferred sales commissions	7,718	8,212	15,881	16,171
Amortization of goodwill (note 2)	–	1,105	–	2,239
Depreciation	1,614	1,264	2,992	2,391
Interest expense	490	507	980	1,239
EARNINGS (LOSSES) BEFORE INCOME TAXES	2,673	(301)	3,726	3,050
Income taxes				
Current	2,470	2,944	5,454	6,289
Future	(1,254)	(2,157)	(3,756)	(3,541)
NET EARNINGS (LOSSES) FOR THE PERIOD	**$ 1,457**	**$ (1,088)**	**$ 2,028**	**$ 302**

RETAINED EARNINGS AT BEGINNING OF PERIOD	**$ 13,257**	**$ 24,417**	**$ 13,504**	**$ 23,845**
Net earnings (losses) for the period	1,457	(1,088)	2,028	302
Dividends	(818)	(818)	(1,636)	(1,636)
RETAINED EARNINGS AT END OF PERIOD	**$ 13,896**	**$ 22,511**	**$ 13,896**	**$ 22,511**

NET EARNINGS (LOSSES) PER SHARE				
Basic and diluted earnings (losses) per share	$ 0.01	$ (0.03)	$ 0.01	$ (0.02)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE WEALTH MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2002 and 2001
(expressed in thousands of dollars) (unaudited)

	Three Months		Six Months	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (losses)	$ 1,457	$ (1,088)	$ 2,028	$ 302
Non-cash items:				
Depreciation and amortization	9,332	10,581	18,873	20,801
Future income taxes	(1,254)	(2,157)	(3,756)	(3,541)
Other	876	303	1,309	233
	10,411	7,639	18,454	17,795
Changes in:				
Accounts receivable	6,710	2,969	10,585	8,321
Securities owned, net of securities sold short	(1,834)	(4,986)	(285)	(421)
Client accounts receivable, net of deposits and related liabilities	(17,604)	4,679	(32,853)	20,379
Current taxes payable	527	645	(3,794)	(1,723)
Accounts payable and accrued liabilities	4,926	(3,478)	(1,135)	(13,960)
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES	3,136	7,468	(9,028)	30,391
CASH FLOWS FROM INVESTING ACTIVITIES:				
Sales commissions paid on distribution of mutual funds	(6,602)	(3,580)	(13,233)	(8,834)
Acquisition of corporate investments	(150)	(140)	(320)	(3,340)
Proceeds on dispositions of corporate investments	878	173	1,531	492
Additions to capital and other assets	(752)	(3,293)	(1,135)	(4,790)
CASH USED IN INVESTING ACTIVITIES	(6,626)	(6,840)	(13,157)	(16,472)
CASH FLOWS FROM FINANCING ACTIVITIES:				
(Decrease) increase in amounts due to parent	192	(7,521)	(5,885)	(6,601)
Increase (decrease) in corporate debt	5,530	(10,258)	9,171	(18,385)
Issuance of common shares	482	341	991	602
Dividends paid on preference shares	(818)	(818)	(1,636)	(1,636)
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	5,386	(18,256)	2,641	(26,020)
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	1,896	(17,628)	(19,544)	(12,101)
Cash, beginning of period	73,754	89,422	95,194	83,895
CASH, END OF PERIOD	**$ 75,650**	**$ 71,794**	**$ 75,650**	**$ 71,794**
Cash flows from operating activities include the following:				
Interest paid	$ 490	$ 507	$ 980	$ 1,239
Taxes paid	$ 2,294	$ 2,607	$ 9,949	$ 8,608

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE WEALTH MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2002 and 2001
(tabular amounts expressed in thousands of dollars except per share amounts) (unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Wealth Management Inc. (the "Company" or "Dundee Wealth") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $75,200,000 of goodwill and other intangible assets. These assets were not amortized in the first six months of 2002. Previously, these assets were amortized on a straight line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. Management has assessed its goodwill carrying value as at December 31, 2001 by applying fair-value-based tests and has determined that there is no impairment.

The effects of the above change in accounting policy to the interim consolidated financial statements had the requirements of Section 3062 been applied retroactively to 2001 would be as follows:

	2002		2001	
	2nd Quarter	YTD	2nd Quarter	YTD
Reported income	$ 1,457	$ 2,028	$ (1,088)	$ 302
Add back amortization of goodwill and other intangible assets, net of tax	–	–	1,039	2,117
Net income (losses) adjusted for amortization of goodwill and other intangible assets	$ 1,457	$ 2,028	$ (49)	$ 2,419
Basic and diluted earnings (losses) per share as previously reported	$ 0.01	$ 0.01	$ (0.03)	$ (0.02)
Basic and diluted earnings (losses) per share adjusted for amortization of goodwill and other intangible assets	$ 0.01	$ 0.01	$ (0.02)	$ 0.01

Share-based Compensation

The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of share-based compensation arrangements. In the second quarter, the Company issued 50,000 common shares in consideration of services provided by an outside consultant and recognized a corresponding expense of $276,000. The Company may issue shares pursuant to its Share Incentive Plans. Details of the Company's Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001.

Share Purchase Plans

During the first six months of 2002, participants contributed $992,000 to the Share Purchase Plans and received 239,181 common shares issued from treasury. The Company and its subsidiaries recognized compensation expense of $798,000 in respect of the Share Purchase Plans of which $464,000 was used to purchase common shares in the open market and $334,000 was used to issue common shares from treasury.

Share Option Plans

The Company has amended the terms of the Share Option Plan components of the Share Incentive Plans. Awarding of share options under the terms and conditions of the amended plans will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under the new section, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information, including pro forma earnings and earnings per share information as if the entity had accounted for employee share options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the Company's operating results.

There were no options granted in the three months ended March 31, 2002. During the three months ended June 30, 2002, the Company granted 340,500 options at an exercise price of $5.50. The options become exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Because of the backwards look and subjective nature of the various assumptions required to make this valuation, the Company believes that this methodology may produce results that are misleading, and may in fact be erroneous. Nevertheless, the calculated value in accordance with the CICA requirements is as follows:

Risk free rate	5.457%
Dividend yield	0.000%
Volatility factor	39.427%
Weighted average expected option life	6 years
Earnings as reported	$ 1,457
Calculated valuation of options	(1,227)
	230
Pro forma basic and diluted earnings per share	$ (0.01)

Share Bonus Plans and Deferred Share Bonus Plans

During the six months ended June 30, 2002, the Company issued 79,462 common shares from treasury in settlement of directors' fees and other compensation costs otherwise payable. The Company recognized compensation expense of $375,000 in respect of these shares. In addition, during the six months ended June 30, 2002, the Company approved the issuance of 308,837 common shares to certain employees, conditional on such participants remaining employees of the Company until specified dates, and in certain circumstances, meeting specified sales performance targets. Although these shares will only be issued when these conditions are met, the new requirements of Section 3870 require the recognition of the associated compensation expense when:

- In the case of shares to be issued conditional on the employee remaining with the organization until specified dates, compensation expense will be recognized evenly over the period between the date of grant and the specified date; and
- In the case of shares to be issued conditional on employees achieving certain sales targets, then pro-rated based on sales levels reached during the reporting period relative to the target sales level.

Compensation expense is measured using the fair market value of the common shares on the date of granting of the award. The average fair market value of common shares on the date of granting of the awards was $5.50. Accordingly, the Company has recognized compensation expense of $150,000. Because the terms of the plan are such that compensation will ultimately be paid using shares of the Company, the offsetting entry to compensation expense has been included in contributed surplus. Compensation expense may be adjusted in future periods to account for departures of a participant, if the departure occurs prior to the participant achieving the requirements of share issuance, at which time entitlement to common shares will be forfeited by the participant.

3. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Investment Management

The investment management segment includes the operating results of the Company's investment management subsidiary, Dynamic, and the operations of the Dynamic CMP group of companies. This segment provides investment management and administrative services to the Dynamic, Dynamic Power, and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net-worth private individuals, corporations and foundations.

Brokerage

The brokerage segment includes the operating results of the Company's retail distribution and brokerage subsidiaries, Dundee Securities and Dundee Private. The segment also includes the operating results of Dundee Insurance, an insurance broker. The brokerage segment is engaged in retail distribution of financial products and is also engaged in institutional sales, trading, research and investment banking.

Segmented Components of Net Earnings

SEGMENTED PRE TAX EARNINGS (LOSSES)	Investment Management		Brokerage		TOTAL	
For the six months ended June 30,	2002	2001	2002	2001	2002	2001
Revenue	$ 61,904	$ 60,249	$ 74,175	$ 66,089	$ 136,079	$ 126,338
Expenses	33,993	35,276	75,706	64,077	109,699	99,353
EBITDA	27,911	24,973	(1,531)	2,012	26,380	26,985
Depreciation and amortization	17,407	17,579	1,668	1,117	19,075	18,696
Amortization of goodwill	–	1,198	–	1,041	–	2,239
Interest expense	163	180	459	599	622	779
	$ 10,341	$ 6,016	$ (3,658)	$ (745)	6,683	5,271
Corporate and other non segmented items					(2,238)	(1,906)
Intersegment revenues, net of intersegment expenses					(719)	(315)
					$ 3,726	**$ 3,050**

SEGMENTED PRE TAX EARNINGS (LOSSES)	Investment Management		Brokerage		TOTAL	
For the three months ended June 30,	2002	2001	2002	2001	2002	2001
Revenue	$ 31,956	$ 29,810	$ 40,528	$ 30,740	$ 72,484	$ 60,550
Expenses	18,189	18,584	40,096	29,811	58,285	48,395
EBITDA	13,767	11,226	432	929	14,199	12,155
Depreciation and amortization	8,485	8,943	959	603	9,444	9,546
Amortization of goodwill	–	588	–	517	–	1,105
Interest expense	93	88	222	198	315	286
	$ 5,189	$ 1,607	$ (749)	$ (389)	4,440	1,218
Corporate and other non segmented items					(1,340)	(1,382)
Intersegment revenues, net of intersegment expenses					(427)	(137)
					$ 2,673	**$ (301)**

4. SUBSEQUENT EVENTS

On August 2, 2002, the Company acquired 8,417,906 common shares of Canadian First Financial Group Inc. at a cash cost to the Company of $1.26 per share or an aggregate of $10,607,000. The Company expects to acquire a further 109,423 common shares of Canadian First Financial Group Inc., being all outstanding common shares of Canadian First Financial Group Inc. not already owned by the Company, at a cost of $1.26 per share or an aggregate of $138,000, before September 30, 2002. Part of the purchase price was funded through an increase under the credit facility provided by the Company's parent.

EXECUTIVE OFFICE

Scotia Plaza, 55th Floor
40 King Street West
Toronto, Ontario M5H 4A9

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (416) 981-9633
Fax: (416) 981-9800
Toll Free: 1 (800) 663-9097

STOCK LISTINGS

The Toronto Stock Exchange

STOCK SYMBOLS

Dundee Bancorp Inc.
DBC.A

Dundee Wealth Management Inc.
DW – Common Shares
DW.WT – Warrants

DUNDEE WEALTH MANAGEMENT
BLUE-CHIP GROWTH

www.dundeewealth.com

DUNDEE BANCORP INC.

www.dundeebancorp.com

MOE 113 648.0802.DBI